Exhibit 99.6

NICE Announces Strategic Alliance with Deloitte Digital to Enhance Customer
Experience Workflows Through AI and Automation

New alliance allows Deloitte Digital and NICE to elevate customer service automation through predictive and personalized interactions

Hoboken, N.J., March 25, 2025 – NICE (Nasdaq: NICE) and Deloitte Digital today announced an alliance developed to transform customer service by offering end-to-end AI and service automation. This collaboration is geared towards making customer service a distinctive feature of organizations by redefined AI-powered enhancements.

As businesses continue to recognize how critical each touchpoint for a customer is, the need for an intuitive and simple technologically focused customer service platform is more evident than ever. Deloitte Digital and NICE each offer revamped solutions, fueled by AI that takes on the growing challenge of transforming their current setup. These solutions are designed to boost productivity and create more personalized and proactive interactions.
“Our clients understand the need to refresh their customer service in an age of increased technology transformation due to the business potential it unlocks,” said Stephanie Arnette, Ecosystems & Alliances leader, Deloitte Digital, and principal, Deloitte Consulting LLP. “This collaboration with NICE showcases the commitment we are making to help clients improve their customer experience with more cost-effective solutions. In turn, they will allow our clients to develop more meaningful interactions each step of the way with their customers.”
Equipped with brand-specific guardrails, NICE offers its CXone Mpower platform, which is powered by AI and manages complex operations with enhanced precision and scale. This grants businesses the ability to control the design and build of their customer service workflow.
"Implementing an automated customer service model is crucial in today's fast-paced environment, as it allows businesses to provide timely and efficient support to their customers,” said Barry Cooper, President of the CX Division, NICE. “In addition to advanced technology, it requires a strategic approach that factors in the needs of your customers. Teaming up with Deloitte Digital highlights our focus to help ensure a seamless and personalized customer service experience.”
Through this alliance, Deloitte Digital and NICE formalize their collaboration to help clients transform their customer service experience with Deloitte’s deep industry knowledge applied to NICE’s broad product portfolio and technological capabilities, from strategy, “hands-on” implementation, to daily operation of their solution stack.
About Deloitte
Deloitte provides industry-leading audit, consulting, tax and advisory services to many of the world’s most admired brands, including nearly 90% of the Fortune 500® and more than 8,500 U.S.-based private companies. At Deloitte, we strive to live our purpose of making an impact that matters by creating trust and confidence in a more equitable society. We leverage our unique blend of business acumen, command of technology, and strategic technology alliances to advise our clients across industries as they build their future. Deloitte is proud to be part of the largest global professional services network serving our clients in the markets that are most important to them. Bringing more than 175 years of service, our network of member firms spans more than 150 countries and territories. Learn how Deloitte’s approximately 460,000 people worldwide connect for impact at www.deloitte.com.

Contact

Patty Bloom
Public Relations
Deloitte Consulting LLP
+1 312 371 9647
pbloom@deloitte.com

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.